OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

1. **Name and Address of Reporting Person***	2. **Issuer Name and Ticker or Trading Symbol**	3. **I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)*
Moseley, Furman C. *(Last) (First) (Middle)*	Eaton Corporation (ETN)	

	4. **Statement for Month/Day/Year**	5. **If Amendment, Date of Original** *(Month/Day/Year)*
411 University Street Suite 1200 *(Street)*	9/30/2002	

	6. **Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)*	7. **Individual or Joint/Group Filing** *(Check Applicable Line)*
Seattle, WA 98101 *(City) (State) (Zip)*	☒ Director ☐ 10% Owner ☐ Officer *(give title below)* ☐ Other *(specify below)*	☒ Form Filed by One Reporting Person ☐ Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Shares								11,600.000	I	by Limited Liability Company

Page 2

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Shares								11,600.000	I	by Limited Liability Company

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Phantom Share Units	NA	9/30/2002		A		426.870(1)	

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
NA	NA	Common Shares	426.870	NA	2,527.010	D	

Explanation of Responses:

1. Phantom Share Units allocated to the account of the reporting person during 2002 pursuant to the 1996 Non-Employee Director Fee Deferral Plan.

* Furman C. Moseley	10/2/02
* By /s/ Claudia J. Taller as Attorney-in-Fact	Date
**Signature of Reporting Person	

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned has made, constituted and appointed, and by this instrument does make, constitute and appoint, each of J. ROBERT HORST, EARL R. FRANKLIN, MARK HENNESSEY, DAVID M. O'LOUGHLIN, JANE W. GRISWOLD, GORDON S. KAISER, ANTHONY M. SMITS, CIPRIANO BEREDO, SEAN PEPPARD AND CLAUDIA TALLER, acting individually, as his or her true and lawful attorney, for him or her, and in his or her name, place and stead, to affix, as attorney-in-fact, the signature of the undersigned to reports to the Securities and Exchange Commission on Forms 3, 4 ,5 or 144 with respect to transactions or holdings by the undersigned in equity securities issued by Eaton Corporation, an Ohio corporation, and to any and all amendments to such reports, giving and granting unto each such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as the undersigned might or could do if personally present, hereby ratifying and confirming all that each such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall expire on the date the undersigned is no longer required to file Form 4, 5 or 144 reports with the Securities and Exchange Commission with respect to holdings of and transactions in securities issued by Eaton Corporation, unless revoked in writing prior thereto.

IN WITNESS WHEREOF, this Power of Attorney has been signed at Cleveland, Ohio, this 25th day of September, 2002.

/s/ Furman c. Moseley
_____
Furman C. Moseley